UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

August 16, 2018

———————————————————

In the Matter of

Stock Market Bar & Grill Corporation
C/O: AltaVista Capital Market, LLC
One World Trade Center, Suite 8500
New York City, NY 10007

File No. 024-10644

———————————————————

ORDER DECLARING OFFERING
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

     Stock Market Bar & Grill Corporation filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

     In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on August 16, 2018.

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brent Fields
Secretary